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VIA EDGAR Loan Lauren P. Nguyen Special Counsel, Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Hong Kong Houston London Los Angeles Madrid	Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Rentech Nitrogen Partners, L.P.

Post-effective Amendment No. 2 to Form S-3

Filed February 14, 2014

File No. 333-187727

Dear Ms. Nguyen:

On behalf of Rentech Nitrogen Partners, L.P. (the “Partnership”), we are responding to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced Post-Effective Amendment No. 2 to Form S-3 (“Amendment No. 2”) in your letter dated March 7, 2014.

The Partnership has revised Amendment No. 2 in response to the Staff’s comments and is concurrently filing with the SEC a Post-Effective Amendment No. 3 to Form S-3 (“Amendment No. 3”) which reflects these revisions. We are supplementally providing you with two blacklined copies of Amendment No. 3 marked to show the changes made to Amendment No. 2.

For your convenience, your comments have been reproduced below in bold face type in the order presented in your letter, and our response follows each such comment.

General

1.	Please provide us with your analysis why the selling unitholder is not an “underwriter” within the meaning of Securities Act Section 2(a)(11). We note in this regard your disclosure on page 18 that the selling unitholder holds 59.8% of the common units and is a wholly owned subsidiary of Rentech Development Corporation, which is a wholly owned subsidiary of Rentech, Inc. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09.

March 13, 2014

Response:

Under Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”), the question of whether a purported secondary offering is actually a primary offering (i.e., whether a selling securityholder is actually an underwriter selling on behalf of the issuer) is a factual one. Under CDI 612.09, consideration should be given to (a) how long the selling unitholder has held the common units, (b) the circumstances under which the selling unitholder received the common units, (c) the selling unitholder’s relationship to the issuer, (d) the amount of common units involved, (e) whether the selling unitholder is in the business of underwriting securities, and (f) whether under all of the circumstances it appears that the selling unitholder is acting as a conduit for the issuer. Based on its analysis of these factors, the Partnership has concluded that the selling unitholder is not its underwriter. The following is the Partnership’s analysis under each of the factors:

1. How long the selling unitholder has held the common units.

The selling unitholder purchased the common units from the Partnership at the closing of its initial public offering in November 2011, which is more than two years ago. The selling unitholder has not sold any of its common units since such date. The length of time that the selling unitholder has held the common units demonstrates that the selling unitholder did not purchase the common units with a view to distribute such common units as an underwriter on behalf of the Partnership.

2. The circumstances under which the selling unitholder received the common units.

In connection with this closing of the Partnership’s initial public offering, the selling unitholder contributed the member interests in Rentech Nitrogen, LLC to the Partnership in exchange for all of the 23,250,000 common units it currently holds and a certain amount in cash. Rentech Nitrogen, LLC is the subsidiary of the Partnership that owns its nitrogen fertilizer facility in East Dubuque, Illinois. In connection with such transaction, the selling unitholder did not agree to provide any further consideration to the Partnership for the common units (including in the event of any sale of such common units to a third party). Accordingly, the selling unitholder purchased its common units from the Partnership in an arms’ length transaction in circumstances that do not indicate that the selling unitholder would be the Partnership’s underwriter.

3. The selling unitholder’s relationship to the issuer.

As noted by the Staff, the Partnership is a majority owned subsidiary of the selling unitholder, which in turn is an indirectly wholly owned subsidiary of Rentech, Inc. However, under the Partnership’s partnership agreement, when the selling unitholder acts in its individual capacity (as in the case where it sells its common units), it may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership. Any sales of common units by the selling unitholder will be for its own account and, as noted on the prospectus cover page and page 3 of Amendment No. 3, the Partnership will not receive any of the net proceeds from the sale of common units by the

March 13, 2014

selling unitholder. The Partnership advises the Staff that Rentech, Inc. intends to use any such proceeds for its own general corporate purposes, which could include funding its wood fibre processing business. As a result, although the selling unitholder and the Partnership are related parties, the selling unitholder is not selling any common units on behalf of the Partnership as would be the case if the selling unitholder was the Partnership’s underwriter.

4. The amount of common units involved.

The selling unitholder is seeking to register for resale up to 12,500,000 common units, which the Partnership acknowledges is a substantial number of common units. However, according to CDI 612.09, this single factor alone is not determinative in the given analysis.

5. Whether the selling unitholder is in the business of underwriting securities.

The selling unitholder is not in the business of underwriting securities. Rentech, Inc. provides wood processing services, develops wood pellet facilities, owns energy technologies and, through the Partnership, produces nitrogen fertilizer products.

6. Whether under all of the circumstances it appears that the selling unitholder is acting as a conduit for the issuer.

Because the selling unitholder purchased its common units in an arms’ length transaction, has held its common units for over two years, is seeking to register common units for sale for its own account, is not in the business of underwriting securities and will determine the time or amount of any sales, the selling unitholder is not acting as a conduit for the Partnership in the distribution of securities.

For the reasons set forth above, the Partnership respectfully submits to the Staff that the selling unitholder is not an underwriter selling units on behalf of the Partnership, and the sales of common units by the selling unitholder do not constitute an indirect primary offering by the Partnership.

If for whatever reason sales of common units by the selling unitholder were deemed to constitute a primary offering by the Partnership, the Partnership notes that it is eligible to use Form S-3 for primary offerings under Instruction I.B.1 of Form S-3. As of the date of this letter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Partnership is well over the $75 million required by such Instruction.

2.	In light of the selling unitholder’s relationship to you, please also provide us with your analysis how the securities to be offered by the selling unitholder are being offered or sold “solely by or on behalf of … persons… other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary” in compliance with Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 212.15.

March 13, 2014

Response:

The Partnership acknowledges the Staff’s comment and the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretation 212.15. The Partnership respectfully submits that offers and sales of common units by the selling unitholder may be registered on Form S-3 under Securities Act Rule 415(a)(1)(x), because the Partnership is a majority owned subsidiary of the selling unitholder.

Plan of Distribution, page 19

3.	Notwithstanding your response to comments 1 and 2 above, please revise your registration statement to state that the selling unitholder “may be deemed” an underwriter.

Response:

In response to the Staff’s comment, the Partnership has revised Amendment No. 2 as requested. See the prospectus cover page and pages 18 and 19 of Amendment No. 3.

Registration Statement Cover Page

4.	It appears from footnote (1) to the fee table that you contemplate offering units of securities representing limited partner interests, debt securities, or guarantees of debt securities. Please list these units as a separate line item in the fee table and on the prospectus cover page.

Response:

In response to the Staff’s comment, the Partnership has revised Amendment No. 2 as requested. See the fee table and the prospectus cover page of Amendment No. 3.

Signatures, page S-3

5.	Please include on page S-4 the signatures in their individual capacities of the principal executive officer, principal financial officer, principal accounting officer or controller, and the majority of the directors of Rentech Nitrogen Finance Corporation. Refer to Instructions to Signatures to Form S-3.

Response:

In response to the Staff’s comment, the Partnership has revised Amendment No. 2 as requested. See pages S-4 of Amendment No. 3.

*    *    *    *

March 13, 2014

As requested in the Staff’s letter, the Partnership is providing you with the following written statement: The Partnership acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing and (3) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me by telephone at (213) 891-8045.

Sincerely,

/s/ David A. Zaheer
David A. Zaheer of Latham & Watkins LLP

cc: Colin Morris, Rentech, Inc.